One North Shore, 12 Federal Street, Suite 503, Pittsburgh, PA 15212

June 30, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Yolanda R. Trotter

                  Staff Accountant

Re:	F.N.B. Corporation

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 10-Q for the Quarterly Period Ended March 31, 2017

Filed May 8, 2017

File No. 001-31940

Dear Ms. Trotter:

The purpose of this letter is to provide a detailed response to the comment contained in the Commission’s June 20, 2017 letter to F.N.B. Corporation. For convenience of reference, we have included in italics the Staff’s comment followed by our response to the comment below.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Item 7.	Management’s Discussion and Results of Operations

Non-GAAP Financial Measures and Key Performance Indicators

Table 26 – Net Interest Margin, excluding purchase accounting impact, page 76

1.	We note your disclosure of the non-GAAP measure, net interest margin, which excludes purchase accounting impact (FTE). The exclusion of this adjustment from your non-GAAP metric is not appropriate as it appears to represent a tailored accounting principle because it only excludes the effects of acquisition accounting, rather than adjustments that may try to reflect true organic growth. Therefore, in future filings, to the extent material, please confirm you will no longer present this type of non-GAAP adjustment.

As requested, in future filings we will not present the adjusted non-GAAP measure of net interest margin, excluding purchase accounting impact (FTE). Instead, as previously discussed with the Staff, in future filings we will disclose the dollar amount and basis point impact of purchase accounting on the reported non-GAAP measures of net interest income (FTE) and net interest margin (FTE), respectively.

We believe that the foregoing response adequately addresses your comment. Please contact me at (724) 983-3745 if you have any questions or would like further information about this response.

Sincerely,

/s/ Vincent J. Calabrese, Jr.
Vincent J. Calabrese, Jr.
Chief Financial Officer
F.N.B. Corporation

cc:	Chris Harley